CITIGROUP COMMERCIAL MORTGAGE SECURITIES INC.

390 Greenwich Street

New York, New York 10013

June 17, 2025

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Citigroup Commercial Mortgage Securities Inc. Registration Statement on Form SF-3 File No. 333-286596

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, Citigroup Commercial Mortgage Securities Inc. hereby requests acceleration of effectiveness of the above-referenced registration statement to 1:00 P.M., Washington, D.C. time on June 20, 2025, or as soon thereafter as practicable.

[Signature page follows]

Sincerely yours,

CITIGROUP COMMERCIAL MORTGAGE SECURITIES INC.

By:	/s/ Richard Simpson
	Name:	Richard Simpson
	Title:	President